Filed by Colony Capital, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Colony Capital, Inc.

Commission File No.: 001-34456

Commission File No. for Registration Statement on

Form S-4 filed by Colony NorthStar, Inc.: 333-212739

Following the August 9, 2016, announcement of Colony Capital, Inc.’s (“Colony”) results of operations and financial condition for the quarter ended June 30, 2016, filed with the U.S. Securities and Exchange Commission on a Current Report on Form 8-K on August 8, 2016, Colony held an investor call regarding such results and financial condition, which contained the following statements regarding the proposed merger of Colony, NorthStar Asset Management Group Inc. (“NSAM”) and NorthStar Realty Finance Corp. (“NRF”):

Richard Saltzman, Chief Executive Officer, commented: “Turning to the merger with NorthStar Asset Management and Northstar Realty Finance, the preliminary proxy filing occurred on July 29th. Concurrent with the filing of the preliminary proxy, Colony and the Northstar entities jointly published a new appendix to the June 7th merger presentation which highlights two pieces of analyses we believe are helpful in understanding the value of the pro forma company.

First, we communicated Colony Northstar’s intent to repurchase its common stock or further deleverage in an amount up to $1.0 billion following the close of the transaction, subject to market conditions. The second part of the appendix provides a reconciliation of pro forma full year 2015 and first quarter 2016 Core FFO/CAD to GAAP net income which is detailed in the joint proxy. In terms of next steps, we expect to file the final proxy statement sometime after Labor Day, with the shareholder vote slated for late October or November. Pending receipt of shareholder and regulatory approvals, we expect to close the transaction in January 2017.

In the meantime, our planning teams have been diligently preparing to combine the three companies. This includes both integration issues as well as strategic planning. In fact, we engaged Deloitte Consulting to assist us on various integration matters. Suffice it to say, we are convinced, now more than ever, that this merger will be a good fit for our business, for our shareholders, and for our employees at a time when size and scale is critical in the real estate and investment management businesses.

We do appreciate that the merger is an interim half- to a full step backwards towards our goal of simplifying our business on the one hand. On the other hand, from this complexity exists the potential to become a “category killer” top tier owner and investment manager. Our work load, for sure, will increase but we believe the opportunity is well worth the effort. If you look back at our history in the public markets, we have consistently done what we said we were going to do, usually on schedule although occasionally with some delay. But the consistency is there, including with our single family for rent business as I highlighted earlier. As most of you know, we are not afraid of challenges nor complexity. This is often directly proportional to the scale of the opportunity. And we are highly confident that the merger with NSAM and NRF will provide much more of the same on a super-scaled level.

In conclusion, we were able to achieve a record level of Core FFO through rigorous investment underwriting and asset management, combined with the fostering of strategic verticals such as CLIP and Colony Starwood Homes. And the tri-party merger is the next step in our evolution to turbocharge our growth and success. We could not be more excited about our future.

Darren Tangen, Chief Financial Officer, added: In conclusion, we had an outstanding quarter bolstered by some sizable gains and we still have much more value and capital to harvest within our investment portfolio in the next few years. But importantly, we also continue to own high quality assets and businesses that serve as the foundation for producing stable recurring earnings in the future. This positions us well to form a world class real estate and investment management platform under the proposed tri-party merger with Northstar Realty Finance and Northstar Asset Management Company and substantially advance our pursuit to become the leading diversified equity REIT with an embedded institutional and retail investment management business.

With that, I’d like to turn the call over to the operator to begin questions and answers. Operator?

(Jade J. Rahmani): The gains on real estate gains on asset sales were very strong this quarter. And I think in the Colony NorthStar proxy, there’s a stand-alone projections for 2016 through 2018 for Colony. Do you anticipate gains, I mean, I would assume they’d moderate, but would you anticipate continued gains in the next 2 quarters?

Darren J. Tangen, replied: Yes, Jade, it’s Darren here. We do, I mean, I think we are expecting some gains between now and the end the year. And as I said in my remarks, we have more value to harvest in our investment portfolio over the next couple of years. So we do expect gains to be a part of our earnings profile for the next few years.

Richard B. Saltzman, concluded: Okay. Well thanks, everyone, for joining us today. It’s a great quarter, and we are very excited about our future, and in particular, hopefully, the merger occurring just at the beginning of next year, as we’ve described. And we appreciate your support and look forward to reporting further on our progress. Have a great rest of the day.

Cautionary Statement Regarding Forward-Looking Statements

This communication may contain forward-looking statements within the meaning of the federal securities laws. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. In some cases, you can identify forward-looking statements by the use of forward-looking terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” or “potential” or the negative of these words and phrases or similar words or phrases which are predictions of or indicate future events or trends and which do not relate solely to historical matters. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and contingencies, many of which are beyond our control, and may cause actual results to differ significantly from those expressed in any forward-looking statement. Among others, the following uncertainties and other factors could cause actual results to differ from those set forth in the forward looking statements: the failure to receive, on a timely basis or otherwise, the required approvals by Colony, NSAM and NRF stockholders, governmental or regulatory agencies and third parties; the risk that a condition to closing of the merger may not be satisfied; each company’s ability to consummate the merger; operating costs and business disruption may be greater than expected; the ability of each company to retain its senior executives and maintain relationships with business partners pending consummation of the merger; the ability to realize substantial efficiencies and synergies as well as anticipated strategic and financial benefits; and the impact of legislative, regulatory and competitive changes. The foregoing list of factors is not exhaustive. Additional information about these and other factors can be found in each company’s reports filed from time to time with the Securities and Exchange Commission (the “SEC”). There can be no assurance that the merger will in fact be consummated.

We caution investors not to unduly rely on any forward-looking statements. The forward-looking statements speak only as of the date of this communication. None of Colony, NSAM or NRF is under any duty to update any of these forward-looking statements after the date of this communication, nor to conform prior statements to actual results or revised expectations, and none of Colony, NSAM or NRF intends to do so.

Additional Information and Where to Find It

In connection with the proposed transaction, Colony NorthStar, Inc. (“Colony NorthStar”), a Maryland subsidiary of NSAM that will be the surviving parent company of the combined company, filed with the SEC a registration statement on Form S-4 that includes a joint proxy statement of Colony, NSAM and NRF and that also constitutes a prospectus of Colony NorthStar. The registration statement has not yet become effective. Each of Colony, NSAM, NRF and Colony NorthStar may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which Colony, NSAM, NRF or Colony NorthStar may file with the SEC. INVESTORS AND SECURITY HOLDERS OF COLONY, NSAM AND NRF ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 FILED BY COLONY NORTHSTAR ON JULY 29, 2016 THAT INCLUDES A JOINT PROXY STATEMENT/PROSPECTUS FROM EACH OF COLONY, NSAM AND NRF, THE CURRENT REPORTS ON FORM 8-K FILED BY EACH OF COLONY, NSAM AND NRF ON JUNE 3, 2016, JUNE 7, 2016, JUNE 8, 2016 AND JULY 29, 2016 IN CONNECTION WITH THE MERGER AGREEMENT, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Colony, NSAM, NRF and Colony NorthStar (when available) through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of Colony, NSAM or NRF at the following:

Contacts:

Colony Capital, Inc.

Owen Blicksilver

Owen Blicksilver PR, Inc.

(516) 742-5950

NorthStar Asset Management Group Inc.

Megan Gavigan / Emily Deissler / Hayley Cook

Sard Verbinnen & Co.

(212) 687-8080

NorthStar Realty Finance Corp.

Joe Calabrese

Investor Relations

(212) 827-3772

or

Lasse Glassen

Addo Communications, Inc.

(310) 829-5400

lasseg@addocommunications.com

Participants in the Solicitation

Each of Colony, NSAM and NRF and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed transaction. Information regarding Colony’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Colony’s Annual Report on Form 10-K for the year ended December 31, 2015, its annual proxy statement filed with the SEC on March 31, 2016 and Current Reports on Form 8-K filed by Colony with the SEC on June 3, 2016, June 7, 2016, June 8, 2016, July 29, 2016 and August 8, 2016 in connection with the proposed transaction. Information regarding NSAM’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in NSAM’s Annual Report on Form 10-K for the year ended December 31, 2015, as amended by its Form 10-K/A filed with the SEC on April 29, 2016 and Current Reports on Form 8-K filed by NSAM with the SEC on June 3, 2016, June 7, 2016, June 8, 2016, July 29, 2016 and August 4, 2016 in connection with the proposed transaction. Information regarding NRF’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in NRF’s Annual Report on Form 10-K for the year ended December 31, 2015, as amended by its Form 10-K/A filed with the SEC on April 28, 2016 and Current Reports on Form 8-K filed by NRF with the SEC on June 3, 2016, June 7, 2016, June 8, 2016, July 29, 2016 and August 4, 2016 in connection with the proposed transaction. A more complete description is available in the registration statement on Form S-4 and the joint proxy statement/prospectus filed by Colony NorthStar with the SEC on July 29, 2016. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.